Exhibit 99.2

EXTRAORDINARY GENERAL MEETING DECEMBER 23, 2021 AGENDA AND EXPLANATORY NOTES

AGENDA

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE VIRTUALLY HELD ON THURSDAY, DECEMBER 23, 2021 AT 3:00 P.M. CET

The Extraordinary General Meeting (“EGM”) can be followed via a live webcast that will be available on the Company’s website (www.cnhindustrial.com). Votes can only be cast in advance of the EGM as further set out in the convocation notice. The language of the meeting shall be in English. The EGM is convened to discuss and decide on the agenda reflected below.

AGENDA

1.	OPENING

2.	EXPLANATION OF THE DEMERGER AS PART OF THE SEPARATION AND LISTING OF THE IVECO GROUP (discussion item)

3.	PROPOSAL TO RESOLVE UPON THE DEMERGER (voting item)

4.	APPOINTMENT OF ÅSA TAMSONS AND CATIA BASTIOLI AS MEMBERS OF THE BOARD OF DIRECTORS (voting item)

5.	DISCHARGE OF VOLUNTARY RESIGNING MEMBERS OF THE BOARD OF DIRECTORS (voting item)

6.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Extraordinary General Meeting of shareholders.

Item 2: Explanation of the demerger as part of the separation and listing of the Iveco Group

The Company is in the process of separating its “On-Highway” business (Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business) (the “Iveco Group Business”) and “Off-Highway” business (Agriculture and Construction businesses, as well as the related Financial Services business).

This separation is intended to be effected by a statutory demerger under Dutch law (juridische afsplitsing) as referred to in Section 2:334a, paragraph 3, of the Dutch Civil Code (Nederlands Burgerlijk Wetboek) pursuant to which the assets, liabilities and other legal relationships related to the Iveco Group Business will be transferred to and assumed by Iveco Group N.V. under universal title of succession (algemene titel) in accordance with the demerger proposal between the Company and Iveco Group N.V. dated November 11, 2021 (the “Demerger”).

As part of the Demerger and by operation of law, each holder of common shares in the share capital of the Company will receive one common share in Iveco Group N.V. for every five common shares it holds in the Company on December 31, 2021, while keeping the same amount of common shares in the Company. Each shareholder that, in addition to holding common shares in the Company, is registered in the loyalty register of the Company will be registered in the loyalty register of the Iveco Group N.V. for the corresponding number of common shares it received in Iveco Group N.V. If such shareholder also holds special voting shares in the Company, it will, by operation of law, receive a number of special voting shares in Iveco Group N.V. that is equal to the number of common shares for which it will be registered in the loyalty register of Iveco Group N.V. If such Shareholder is registered in the loyalty register of the Company electing to receive special voting shares upon completion of the required holding, it will also be registered in the loyalty register of Iveco Group N.V. electing to receive special voting shares in Iveco Group N.V. upon completion of the required holding period, whereby the holding period to receive the special voting shares shall be shortened by the period of time by which such holder of common shares had already been registered in the loyalty register of the Company. As a result of the Demerger, the shareholders at 00.00 CET January 1, 2022 will therefore become a shareholder of two independent public companies: the Company and Iveco Group N.V.

Application has been made for the first admission to listing and trading (the “Admission”) of the common shares in the share capital of Iveco Group N.V. on Euronext Milan, with trading to commence on January 3, 2022. In connection with the Demerger and Admission, Iveco Group N.V. prepared a prospectus which was published on the website of Iveco Group N.V. (www.ivecogroup.com).

Further information regarding the Demerger and the Admission can be found in the demerger proposal and the explanatory notes to the demerger proposal, which are part of the EGM documentation and are available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings) and at the Company’s principal office at 25 St. James’s Street London, SW1A 1HA (United Kingdom) for shareholders, who will receive a copy free of charge upon request.

The prospectus also contains additional information on the Demerger. If shareholders wish to further inform themselves on the Demerger and its implications, they are recommended to read the prospectus.

Item 3: Proposal to resolve upon the Demerger

It is proposed that the EGM resolves upon the Demerger in accordance with the demerger proposal between the Company and Iveco Group N.V. dated November 11, 2021 and pursuant to Section 2:334m of the Dutch Civil Code (Nederlands Burgerlijk Wetboek).

Item 4: Appointment of Åsa Tamsons and Catia Bastioli as Non-Executive Directors

As a result of the Demerger, two current Non-Executive directors, Tufan Erginbilgic and Lorenzo Simonelli, will join the board of Iveco Group at the Demerger effective date and will resign from his current directorship at our Company. It is therefore necessary to appoint two new Non-Executive directors. In line with the Company’s needs of having a Board composed of individuals with skills, experience and cultural background, acquired in an international environment with the aim of having a Board with an appropriate mix of skills, professional backgrounds and diversity factors, the Board, on the basis of the proposal made by the ESG Committee (formerly known as Sustainability and Governance Committee) recommends the appointment of Åsa Tamsons and Catia Bastioli as Non-Executive Director. Both of them are eligible and have stated their willingness to accept their appointment. Pursuant to the Articles of Association, their term of office will expire on the day of the Annual General meeting that will be held in 2022. The remuneration of the nominees will comply with the Company’s Remuneration Policy.

4a. Appointment of Åsa Tamsons (voting item)

4b. Appointment of Catia Bastioli (voting item)

The Board believes that the contribution of Åsa Tamsons and Catia Bastioli will strengthen the expertise and capabilities of the Board of Directors of the Company. The relevant biographic details and curriculum vitae of each nominee are available for inspection at the offices of the Company as well on the Company’s website (www.cnhindustrial.com).

Item 5: Discharge of voluntary resigning members of the Board of Directors

The extraordinary general meeting is requested to release Tufan Erginbilgic and Lorenzo Simonelli (both Non-Executive directors) from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the shareholders.

Item 6: Close of meeting

The chairperson of the meeting will close the Extraordinary General Meeting of shareholders. Final greetings.

CNH Industrial N.V., November 11, 2021

DISCLAIMER

This agenda and explanatory notes is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, Iveco Group N.V., the Company, any of their advisors or any representative of Iveco Group or the Company or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation of any offer to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States, or the solicitation of any vote or approval in any jurisdiction, including any EEA Member, the United Kingdom or the United States, in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The release, publication or distribution of this agenda and explanatory notes in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

This agenda and explanatory notes is not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended.

THIS IS NOT A PROXY STATEMENT. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES UNDER THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.